U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Dolphin Limited Partnership I, L.P.
Dolphin Financial Partners, L.L.C.

The Critical Need at the infoUSA Board of Directors:

 “Objectivity, Accountability and Fairness Towards Shareholders”

Institutional Shareholder Services
May 2007

OVERVIEW

•	We believe the infoUSA Board, under the influence of Mr. Vinod Gupta, Chairman, CEO and 41% shareholder, has failed to serve the interests of unaffiliated shareholders.

•	Public shareholders are clearly dissatisfied:

▪	90% of the unaffiliated shareholders supported Dolphin’s slate of nominees in 2006 – over a 12:1 margin.[1]

▪
infoUSA’s nominees were elected by a whisker-thin margin  -- 51% of shares voting – despite Mr. Vinod Gupta and affiliates holding approximately 43% of the outstanding shares, providing over 92% of their own support.[1]

•	There is no evidence the Board has taken substantive steps to respond to this clear call for change.

•	At the 2007 Annual Meeting, Dolphin is urging shareholders to:

▪	WITHHOLD their votes from the election of management’s three nominees;

▪	VOTE AGAINST the 2007 Omnibus Incentive Plan, unless the Compensation Committee commits that it will make no further equity incentive awards to Mr. Vinod Gupta under this plan or any other plan;

▪	SUPPORT the infoUSA Shareholder Bill of Rights.

ISS RECOMMENDED SHAREHOLDERS SUPPORT DOLPHIN’S INDEPENDENT SLATE IN 2006

“In our opinion, the IUSA board needs an injection of objectivity, accountability and fairness towards shareholders”

“We note that Mr. [Vinod] Gupta owns 41% of the stock for voting purposes, and is therefore likely to prevail in this contest.  However a strong result for the dissidents (interpreted after adjusting for the CEO voting block) presumably would be interpreted by the IUSA board as a strong message that the shareholders are dissatisfied with the current state of affairs”

Institutional Shareholder Services, Vote Recommendation, May 15, 2006, page 16

“The question now becomes: how does the IUSA board interpret these results?  Corporate governance best practices would normally compel the independent directors to react substantively to such a cry of discontent from the shareholder base.”

Institutional Shareholder Services, M&A Insight Note, June 1, 2006, page 2

THE infoUSA BOARD HAS NOT ADDRESSED ISS AND SHAREHOLDER CONCERNS

“‘Clearly it was a very strong message,’ said an infoUSA board member who asked not to be identified.  ‘The vote was very, very lopsided.  This was a very sobering experience for all the board members and one that will be responded to very thoughtfully.’”

Daily Deal article, entitled “infoUSA gets Lesson from Dolphin,” June 15, 2006

However there is no evidence the infoUSA Board has taken any substantive steps to address the many concerns that the public shareholders and ISS expressed in the 2006 election.

There continues to be little, if any, “objectivity, accountability and fairness towards shareholders.”

•	infoUSA’s one-year shareholder return (inclusive of dividends) is negative 12.3%;[2]

•	The ten year compounded annual return is an anemic 0.7%;[2]

•	infoUSA’s shares trade at 6.1x 2007 TEV/EBITDA, its traditional peer group at an average 9.6x;[2]

•	Continuing a long line of director departures from infoUSA’s Board, Martin Kahn, resigned and has not been replaced;[3]

•	Earnings conference calls were moved to Friday nights and two more analysts dropped coverage;[4]

•	Like last year, instead of addressing each substantive issue, Mr. Vinod Gupta is once again stooping to groundless personal attacks against shareholders.

THE infoUSA BOARD HAS NOT ADDRESSED ISS AND SHAREHOLDER CONCERNS

These developments are even more evidence that Director Haddix was wrong when he said to ISS last year:

“[T]he current board can manage a (in his terms) “larger than life” CEO”

Institutional Shareholder Services, Vote Recommendation, May 15, 2006, page 15

THE infoUSA BOARD HAS NOT ADDRESSED ISS AND SHAREHOLDER CONCERNS

In its vote recommendation last year, ISS expresses numerous concerns about infoUSA’s performance and corporate governance practices.  There is no evidence the Board has addressed those concerns and, in most cases, subsequent developments provide grounds for even greater concern.

•	IUSA Financial Performance, pages 11 – 12

▪	EBITDA margins continue to decline – down over 2% year-over-year.[5]

▪	infoUSA continues to trade at a steep valuation discount to its peers: a 45% discount and a 63% discount based on multiples of Total Enterprise Value to estimated 2007 EBITDA and Sales, respectively.[6]

▪	Organic growth appears low and Management’s statements contradict and confuse.[7]

•	IUSA Governance Performance, pages 12 – 14

▪	CGQ scores have declined even further – 28.8% vs. the index and 46.1% vs. the peer group as of May 17, 2007, compared to 38% and 63.1% in last year’s Vote Recommendation

THE infoUSA BOARD HAS NOT ADDRESSED ISS AND SHAREHOLDER CONCERNS

•	Board Nomination and Turnover, page 12

▪	Martin F. Kahn’s resignation continues a long line of director departures from the infoUSA Board.

▪	There is no discussion in the Company’s proxy statement concerning Mr. Kahn’s resignation, or any steps the Nominating and Corporate Governance Committee is taking to fill the vacancy.

▪
In 2006, before initiating the proxy contest, Dolphin consensually offered an independent director to the infoUSA Board – that director ultimately received over 90% of the unaffiliated votes.  The Company never responded to this nomination.

•	Related Party Transactions, page 13[8]

▪	infoUSA, located in Omaha, Nebraska, continues to spend shareholder funds on an 80-foot yacht for which no evidence of business usage has ever been provided.

▪
There is no evidence the Board has recovered from Mr. Vinod Gupta and his affiliates significant shareholder funds spent on personal benefits – use of the yacht, jet planes, home subsidies, luxury cars and use of other now Company owned assets – even after a 2005 report by Mr. Vasant Raval, chair of the Company’s audit committee, identified charges that “will be borne by the CEO”.

THE infoUSA BOARD HAS NOT ADDRESSED ISS AND SHAREHOLDER CONCERNS

•	The Stockholder Rights Plan Exemption, page 13

▪	The existing Stockholder Rights Plan (“the Plan”), as well as Mr. Vinod Gupta’s stand still agreement, is scheduled to expire on July 21, 2007

▪	Mr. Vinod Gupta still has an exclusive exemption from the Plan.

▪	The Board has not said whether it intends to extend the Plan or whether it will continue Mr. Vinod Gupta’s exclusive exemption.

▪
In order to protect the unaffiliated shareholders from a Mr. Vinod Gupta creeping takeover, the infoUSA Shareholder Bill of Rights provides that the Plan should be extended and Mr. Gupta’s exclusive exemption ended.

•	Maximization of Shareholder Value, page 13

▪	In 2005, the Company abruptly disbanded a Special Committee formed to review a broad range of strategic alternatives with the goal of enhancing shareholder value.

▪
If Vinod Gupta, as infoUSA’s CEO, has been incapable of generating any meaningful shareholder return for the past ten years, is it not past time for the Board to change the game – start a process to review alternatives to the current CEO’s plan?

THE infoUSA BOARD HAS NOT ADDRESSED ISS AND SHAREHOLDER CONCERNS

•	Compensation, pages 13 -- 14

▪	The Board is seeking shareholder approval of the 2007 Omnibus Incentive Plan to be funded with at least 3.5 million shares

▪
“Although stock options have been granted in prior years, more recently the Compensation Committee has focused on cash compensation and has deemphasized equity-based compensation programs.  The Compensation Committee determined that, in general, the grants of stock options had not adequately rewarded executives for their performance.  No stock option grants or other equity awards were made in fiscal 2006”

infoUSA Compensation Committee Report, 2007 Proxy Statement, page 11

▪	The Compensation Committee has not stated that it will no longer grant equity incentive awards to Mr. Vinod Gupta.

▪	Dolphin is concerned that the 2007 Omnibus Incentive Plan is simply a device to further Mr. Vinod Gupta's creeping control, particularly in light of the Compensation Committee’s view on stock options.

▪	This plan is effectively an extension of the previous increases in authorization which 70% of the unaffiliated voters voted AGAINST.[9]

▪	The unaffiliated shareholders voted unaware that Vinod Gupta had control of a then undisclosed additional 2.4 million shares.[10]

THE infoUSA BOARD HAS NOT ADDRESSED ISS AND SHAREHOLDER CONCERNS

▪
Mr. Vinod Gupta has been the recipient of approximately one-third of all option grants in the past ten years, one-half in the past five years and 100% of all option grants in the past three years.  Who do you think this 2007 Plan’s option grants will go to?

“As long as there is no cap on Mr. Vinod Gupta’s share ownership, he will be able to exercise ever increasing levels of control over the company without paying a control premium to shareholders.”

Institutional Shareholder Services, Vote Recommendation, May 15, 2006, page 8

A WITHHOLD VOTE WILL SHOW SUPPORT FOR THE infoUSA SHAREHOLDER BILL OF RIGHTS AS A WAY OF BRINGING “OBJECTIVITY,

A WITHHOLD VOTE WILL SHOW SUPPORT FOR THE infoUSA SHAREHOLDER BILL OF RIGHTS AS
A WAY OF BRINGING “OBJECTIVITY, ACCOUNTABILITY AND FAIRNESS TOWARDS
SHAREHOLDERS”

•	The infoUSA Directors have not responded to the shareholders’ overwhelming cry of discontent at last year’s Annual Meeting.

•	The Shareholders must send another overwhelming message for change by withholding their votes from the election of management’s nominees at this year’s Annual Meeting.

•	A withhold vote will show support for the infoUSA Shareholder Bill of Rights, which provides measures of “objectivity, accountability and fairness towards shareholders”.

The infoUSA SHAREHOLDER BILL OF RIGHTS

1.
Fiduciary Duties.You have the right to a Board that will exercise its fiduciary duties to represent and serve the interests of ALL shareholders without priority or preference. Instead, the infoUSA Board, in Dolphin’s view, has preferentially served the interests of Mr. Vinod Gupta, Chairman, CEO and 41% shareholder.

2.
Shareholder Rights Plan.  You have the right to the protections of a shareholder rights plan that is equally applied to ALL shareholders and will deter a coercive or undervalued acquisition of the Company from whatever source.  Instead, the infoUSA Board has adopted and continues to endorse a rights plan that exempts Mr. Vinod Gupta and his affiliates—even though he now beneficially holds 41% of the Company’s outstanding shares, has been steadily increasing his position and in June 2005 made an undervalued and opportunistic bid for the Company.  The current rights plan should be extended at its expiration in July 2007 with NO exemption for insiders and their affiliates.

3.
Strategic Review.  You have the right to a Board that means what it says when it commits to establish a special committee that will disinterestedly explore all opportunities for enhancing shareholder value.  Instead, the infoUSA Board voted to disband a special committee that rejected Mr. Vinod Gupta’s undervalued and opportunistic bid for the Company, only one day after the Company publicly said the work of the committee would continue to seek to maximize shareholder value.  Given infoUSA’s poor short and long term share price performance and the robust information services acquisition market, a strategic review process should be undertaken to maximize value for ALL shareholders.

4.
Related Party Transactions.  You have the right to a Board that is vigilant against related party transactions or the use of company-owned assets that give substantial benefits to insiders at shareholders’ expense.  Instead, the Board of infoUSA has permitted sizeable related party transactions with Mr. Vinod Gupta and his affiliates involving planes, a skybox, the “American Princess” 80-foot yacht, luxury vehicles, personal residences and a catamaran.  The Company must have a zero tolerance policy for related party transactions and uses of company-owned assets that confer improper benefits on insiders and their affiliates.

The infoUSA SHAREHOLDER BILL OF RIGHTS (CONT.)

5.
Declassified Board.  You have the right to a Board that is fully accountable to shareholders through an election process that allows you to vote for, and if you so determine replace, the entire Board annually.  Instead, the Board of infoUSA is staggered, so that only a third of the Board is required to answer to shareholders annually.  The Board should promptly approve and submit to shareholders a charter amendment to declassify the Board.

6.
Cumulative Voting.  You have the right to a realistic and effective opportunity to elect directors who will represent your interests on the Board.  Instead, Mr. Vinod Gupta has been permitted to accumulate beneficial ownership of 41% of the Company, making it more difficult for other shareholders to gain representation on the

7.
Options.  You have the right to an equity compensation program that appropriately incentivizes, but does not enable management to further entrench itself.  Instead, Mr. Vinod Gupta, over the past ten years, has expanded his beneficial ownership of the Company by approximately 6% through the receipt and exercise of stock options.  Grants to Mr. Vinod Gupta have only served to expand Mr. Vinod Gupta’s control and dilute other shareholders interests.  The Board and its compensation committee must design compensation plans that won’t advance top management/director beneficial ownership that now stands at 43%.

8.
Top Management Accountability.  You have a right to top management that is committed to seeking competitive, risk adjusted returns over an appropriate time period.  Instead, the infoUSA short and long term share price performance has been poor.  The Board should act promptly either to find top management committed to producing competitive returns or to pursue strategic alternatives to generate value for all shareholders.

THE COMPANY NOMINEES FOR THE 2007 ANNUAL MEETING

Bill L. Fairfield

Company Director since November 2005; Company lead independent director since July 21, 2006; chairman of the Board’s nominating and corporate governance committee since 2005; member of the Board’s audit committee since 2005.

WITHHOLD because:

•	As lead independent director, he signed a “standstill” letter, rather than simply eliminating Mr. Vinod Gupta’s exemption from the Stockholder Rights Plan;

•	As chairman of the nominating and corporate governance committee, he has allowed this do-nothing Board to do-nothing by not even responding to Dolphin’s consensual director proposal last year;

•	As former member of the compensation committee (2005-2007), he approved the granting of 100% of Company stock options to only Mr. Vinod Gupta; and

•	As former chairman of an infoUSA subsidiary, businessCreditUSA.com, in our view, he is not the best pick for lead “independent” director.

THE COMPANY NOMINEES FOR THE 2007 ANNUAL MEETING

Anshoo S. Gupta

Company Director since April 2005; member of the Board’s audit committee since 2005; member of the Board’s compensation committee since 2006.

WITHHOLD because:

•	As member of the audit committee, he participated in overseeing the Company’s acquisition of the sizable related party assets;

•	As member of the compensation committee, complicit with Mr. Fairfield in granting 100% of all options to Vinod Gupta in the last three years; and

•
Has been a member of the Advisory Board of the Indian Institute of Technology (“IIT”), Kharagpur (since at least 1999).  IIT received a $2 million donation from Mr. Vinod Gupta and Mr. Vinod Gupta opened his Vinod Gupta School of Management (“VGSOM”) at IIT, Kharagpur.  VGSOM has an exchange program with Creighton University.  Three other Company directors are associated with Creighton, calling into question their true independence.[11]

THE COMPANY NOMINEES FOR THE 2007 ANNUAL MEETING

Elliot S. Kaplan

Company Director since May 1988; former member of the Board’s compensation committee (1997-2002)

WITHHOLD because:

•	A Named Partner of Robins, Kaplan, Miller & Ciresi, LLP., infoUSA’s longstanding principal law firm.

▪	Director Kaplan’s firm has earned millions of dollars from its significant client, infoUSA, including $1.1 million in 2006 alone; and

▪	Director Kaplan’s firm represented the Company on the Stockholder Rights Plan, the Opinion Research acquisition and preparing the Company’s financial and proxy statements.

VOTE AGAINST THE 2007 OMNIBUS INCENTIVE PLAN TO PREVENT THE COMPENSATION
COMMITTEE FROM FURTHERING MR. VINOD GUPTA’s CREEPING CONTROL OF infoUSA

•	With 41%, Mr. Vinod Gupta does not need any further equity incentive awards.

•	Notwithstanding his 41%, Mr. Vinod Gupta has failed to produce returns for all shareholders;

•	The Compensation Committee’s Report causes us to believe that the 2007 Omnibus Incentive Plan will be used primarily to further Mr. Vinod Gupta’s creeping control over infoUSA;

•
Vote AGAINST the 2007 Omnibus Incentive Plan unless the Compensation Committee commits that it will make no further equity incentive awards to Mr. Vinod Gupta under the 2007 Omnibus Incentive Plan or any other plans.

CONCLUSION

Shareholders must:

▪	WITHHOLD their votes from the election of management’s nominees

▪
VOTE AGAINST the 2007 Omnibus Incentive Plan, unless the Compensation Committee commits that it will make no further equity incentive awards to Mr. Vinod Gupta under the 2007 Omnibus Incentive Plan or under any other plans or circumstances.

▪	SUPPORT the infoUSA Shareholder Bill of Rights

ENDNOTES

----------------------------------------

1 Mr. Vinod Gupta and his affiliates, other insiders and the Company’s 401(k) plan held approximately 43.6% of the shares in the 2006 election.  92.5% of the outstanding shares were voted in the 2006 election and the highest vote count FOR Dolphin’s independent slate received 48.0% of those voting while Mr. Vinod Gupta, as incumbent Chairman, received 50.7% votes FOR of those voting.

2 As of April 27, 2007, the trade date immediately preceding the commencement of Dolphin’s withhold campaign for the 2007 annual meeting of shareholders, infoUSA’s one-year shareholder return (inclusive of dividends) was negative 12.3%.  The 10-year compounded annual return was an anemic 0.7%.  See Dolphin’s letter to shareholders, dated April 30, 2007 for more information on valuation and discussion of infoUSA’s peer group.

3 Director Kahn will be the 16th director to leave the infoUSA Board in the past decade.

4 On July 18, 2006, Credit Suisse First Boston dropped coverage and, on August 9, 2006, JMP Securities dropped coverage.

5 In Dolphin’s 2006 Institutional Presentation we demonstrated that infoUSA EBITDA margins had declined from 33.4% for 2001 to a then estimated 23.7% for 2006 (based on consensus sell-side analyst estimates) as average peer group EBITDA margins increased from 26.2% to 29.7% for the same period.  infoUSA subsequently reported net sales of $434.9 million and GAAP EBITDA of $93.5 million for 2006.  Adding back $6 million of proxy contest costs, litigation expense, acquisition costs and restructuring charges, adjusted 2006 EBITDA is $99.5 million, or 22.9%.  On February 1, 2007, the Company gave revenue guidance of $620-630 million and EBITDA guidance of $118-125 million.  This EBITDA guidance includes an estimated $7-9 million restructuring charge.  Excluding this charge, guidance mid-range 2007 EBITDA margin is 20.7%, 2.2% lower than actual 2006 results.

6 Prices are as of the close, May 21, 2007.  The traditional peer group that Dolphin has used consists of Acxiom Corp., ChoicePoint, Dun & Bradstreet, Equifax and Harte-Hanks.  On May 16, 2007, after the close, Acxiom announced that it entered into a definitive agreement to be acquired by a private equity firm for $27.10 per share cash.  In our analysis we use Acxiom’s closing share price immediately preceding this announcement, which was $23.67.  It should also be noted that we reduce Acxiom’s estimated 2007 EBITDA by approximately $60 million of annual deferral of costs and data acquisition costs Acxiom reports in its cash flow statement, but not its income statement.  Sales and EBITDA estimates are based on sell-side consensus analyst estimates.  Total Enterprise Value is calculated using the latest availably disclosed company financial statements.

7 In a May 17, 2007 letter to shareholders, Mr. Vinod Gupta claims 4% organic revenue growth (not clear what period this referes to) However, on the Company’s earnings call for the first quarter of 2007, held April 20, 2007, the Company’s CFO, Stormy Dean, stated that, “across the board our organic growth rate was around 2%,” without referring to any period.

8 For more information regarding related party transactions, please see Dolphin’s website, www.iusaccountability.com.  Dolphin has filed a suit in the Chancery Court of the State of Delaware with respect to these matters.  The suit has since been consolidated with an action brought by another infoUSA shareholder (Consol. C.A. No. 1956-CC).

9 In March 2005, the Board approved a second amendment to the 1997 Plan, currently the only existing plan for the Company.  The 2005 amendment proposed increasing the shares issuable by 3 million.  28.2 million shares voted FOR and 20.0 million voted AGAINST (62 thousand abstained).  Of the 53.3 million shares of record then, insiders directly held a then publicly disclosed 19.4 million shares.  This means that almost 70%, a super-majority, of the unaffiliated shareholders that voted opposed the increase.  If we factor in Vinod Gupta’s then undisclosed shares, this results in over three-quarters of the unaffiliated voters voting opposed the Board recommended increase.

10 Company proxy statements prior to 2006 fail to disclose the beneficial ownership of Mr. Vinod Gupta of an additional 2.4 million shares held in certain trusts and a charitable foundation, violating federal security laws and misleading shareholders.  These shares were publicly disclosed for the first time in an amended Schedule 13G filed by Mr. Vinod Gupta on April 12, 2006 – eight days after the record date for the 2006 annual shareholders meeting.

11 Director Raval is a Creighton professor and chairs its Accounting Department.  Director Reznicek (who is also chairman of Director Haddix’s CSG Systems) is the former Dean of Creighton’s College of Business Administration.  Director Haddix is a Creighton director.